

Joe Storment · 3rd

Co-Founder at CityFreighter - Clean Urban Logistic Solutions

Santa Barbara, California Area · 498 connections · **Contact info**

 CityFreighter - Clean
Logistic Solutions

Experience

 **Co-Founder**
CityFreighter - Clean Urban Logistic Solutions
Mar 2018 – Present · 2 yrs 5 mos

 **Treasurer**
CityFreighter - Clean Urban Logistic Solutions

Interests

 **Electric Trucks**
18 followers

 **Electric Trucks USA**
16 followers

 **Electric Trucks Pakistan**
5 followers

 **CityFreighter - Clean Urban Log**
160 followers



Coxx Mobile Systems
288 followers

eMove360° - Mobility 4.0: Elect
5,536 members

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